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               PT INDONESIAN SATELLITE CORPORATION Tbk

                   ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of the PT Indonesian Satellite Corporation Tbk abbreviated as PT Indosat Tbk (hereinafter referred to as the Company or Indosat), that the Companys Extraordinary General Meeting of Shareholders (Meeting) for the year 2002 which was held on 27 December 2002 at Auditorium, 4th Floor , Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 had decided the following resolutions :

I. First Agenda


1. Approved the change Indosats status to become a company within the framework of Foreign Direct Investment as stipulated under the Law of the Republic of Indonesia No. 1 Year 1967 as amended by the Law of the Republic of Indonesia No. 11 Year 1970.

2. Approved the amendment of Indosats Articles of Association as follows :
a. Amend Article 1;
b. Amend Article 2;
c. Amend Article 3 paragraph 2, if required by the relevant authority in connection with the change of Indosats status to become a Foreign Direct Investment company;
d. Amend Article 4 paragraph 2;
e. Delete Article 4  paragraph 6;
f. Amend Article 4 paragraph 7 and amend the numbering of Article 4 paragraph 7 (old version) to become Article 4 paragraph 6 (new version);
g. Amend Article 4 paragraph 8 and amend the numbering of Article 4 paragraph 8 (old version) to become Article 4 paragraph 7 (new version);
h. Amend Article 10 paragraph 3;
i. Amend Article 14 paragraph 2;
j. Amend Article 25 paragraph 1a;
k. Amend Article 28 paragraph 1;
l. Amend Article 28 paragraph 3; and
m. Amend Article 28 paragraph 4.

3. Approve the granting of the power of attorney and authorize the Board of Directors, jointly and individually, with the right of substitution to conduct any required actions in connection with the above amendment of Indosats Articles of Association, including but not limited to if required by the relevant authorities, including but not limited to preparing or ordering to be made and signing deeds or letters and or application to relevant authorities (including the Capital Investment Coordinating Board) and / or any other required deeds, appearing before relevant authorities (including the Notary), to conduct further amendment to the Articles of Association as required by relevant authorities (including to amend the purposes and objectives of Indosat in regard the changes of Indosat status to become a company within the framework of Foreign Direct Investment) to submit approval from or report to the relevant authorities on the amendment of Indosats Articles of Association, and to register the amendment of Indosats Articles of Association in the Company Registry in accordance with the applicable laws in the Republic of Indonesia.

II. Second Agenda

1. Approved the change of composition of the Companys Boards of Directors and Commissioners, as follows:

To discharge, with appreciation and gratitude, the following members of the Board of Commissioners:

Mr. Wisnu Askari Marantika from his office as the President Commissioner Mr. A. Anshari Ritonga, from his office as a Commissioner
Mr. Mahmuddin Yasin from his office as a Commissioner
Mr. Hari Kartana  from his office as a Commissioner

To appoint the members of the Companys Board of Commissioners with a term of office until the 2004 Annual General Meeting of Shareholder, with the following composition:

Mr. Peter Seah Lim Huat as the President Commissioner
Mr. Lee Theng Kiat as a Commissioner
Mr. Sio Tat Hiang as a Commissioner
Mr. Sum Soon Lim as a Commissioner
Mr. Roes Aryawidjaya as a Commissioner
Mr. Umar Rusdi as a Commissioner
Mr. Lim Ah Doo as an Independent Commissioner

To appoint the members of the Companys Board of Directors with a term of office until the 2005 Annual General Meeting of Shareholder, with the following composition:

Mr. Ng Eng Hoe as the Deputy President Director
Mr. Joseph Chan Lam Seng as a Director
Mr. Nicholas Tan Kok Peng as a Director
Mr. Raymond Tan Kim Meng as a Director

Therefore the composition of the Companys Board of Commissioners as of the closing of this Meeting until the closing of the 2004 Annual General Meeting of Shareholders and the composition of the Companys Board of Directors as of the closing of this Meeting until the closing of the 2005 Annual General Meeting of Shareholders are as follows:

President Commissioner : Peter Seah Lim Huat
Commissioner : Lee Theng Kiat
Commissioner : Sio Tat Hiang
Commissioner : Sum Soon Lim
Commissioner : Roes Aryawidjaya
Commissioner : Umar Rusdi
Independent Commissioner : Achmad Rivai
Independent Commissioner : Soebagijo Soemodihardjo
Independent Commissioner : Lim Ah Doo


President Director : Widya Purnama
Deputy President Director : Ng Eng Hoe
Director : Junino Jahja
Director : Wityasmoro Sih Handayanto
Director : Hasnul Suhaimi
Director : Emil Soedarmo
Director : Joseph Chan Lam Seng
Director : Nicholas Tan Kok Peng
Director : Raymond Tan Kim Meng


With the provision that the salary and other remunerations for each newly appointed member of the Boards of Commissioners and Directors are in accordance with the stipulation made in 2002 the Annual General Meeting of Shareholders with adjustment to the total salary and other remunerations for the Boards of Commissioners and Directors, until further stipulated in the next General Meeting of Shareholders.

Further to grant authorization to the Board of Commissioner of PT Indosat to determine scope of duty and authority of the Board of Director of PT Indosat in accordance with Indosat's Articles of Association.

2. Approved the granting the power of attorney and authorize the Board of Directors, jointly or individually, with the right to substitute, to conduct any required actions in connection with the addition of member of the Board of Directors and the change of the composition of the Board of Commissioners as mentioned above, including but not limited to reporting and registering the composition of the Board of Directors and the Board of Commissioners in the Company Registry pursuant to the applicable laws and regulations.

III.	Third Agenda

To approve in principle the issuance plan of the Employee Stock Ownership Program (ESOP), with the detailed provisions to be determined in the next Annual General Meeting of Shareholders, bearing in mind that the maximum shares to be issued are 5% of the Companys issued shares and the implementation of the ESOP is carried out in accordance with the prevailing laws and regulations.

Further, the Meeting appoints and grants the power of attorney with the right to substitute, to the Companys Board of Directors, jointly or individually, to take any actions in connection with the Meetings resolutions, including but not limited to appearing before the relevant authority, discussing, giving and/or asking for information, applying, reporting or registering to the Department of Justice and Human Rights, the Capital Investment Coordination Board in connection with the change of the Companys status to be a foreign investment (PMA) company as stipulated in the Law No. 1 of 1967 as amended by Law No. 11 of 1970, the Company Registry at the Department of Industry and Trade or any other relevant authorities, preparing or ordering to be made and signing deeds or letters or any other documents necessary or deemed necessary, appearing before a notary and signing the deed of amendment to the Companys Articles of Association mentioned above and, further, to take any other necessary actions to implement the Meetings resolutions.

This announcement is hereby made to the attention of all shareholders.

Jakarta, 31 December 2002

The Board of Directors
PT INDOSAT (Persero) Tbk


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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Perusahaan Perseroan (Persero) P.T.
                                 Indonesian Satellite Corporation


Date: December 31, 2002          By: /s/ Widya Purnama
                                 -------------------------------
                                 Name: Widya Purnama
                                 Title: President

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